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                          May 10, 2022

       Linghui Kong
       Chief Executive Officer
       Bitdeer Technologies Group
       08 Kallang Avenue
       Aperia Tower 1, #09-03/04
       Singapore 339509

                                                        Re: Bitdeer
Technologies Group
                                                            Response Submitted
April 6, 2022 to Comments on Amendment No. 2 to Draft
                                                            Registration
Statement on Form F-4
                                                            Submitted April 6,
2022
                                                            CIK No. 0001899123

       Dear Mr. Kong:

             We have reviewed your response letter submitted April 6, 2022 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Response Submitted April 6, 2022 to Comments on Amendment No. 2 to Draft Registration
       Statement on Form F-4

       Bitdeer Technologies Holding Company and Subsidiaries
       Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
       Note 3. Changes in Significant Accounting Policies
       b. Cryptocurrency lending, page F-35

   1. We note your response to prior comments 10 and 11 and continue to evaluate your analysis.
 Linghui Kong
Bitdeer Technologies Group
May 10, 2022
Page 2
Notes to the Combined Financial Statements
Note 2. Summary of Significant Accounting Policies
h. Cryptocurrencies, page F-62

2. We note your response to prior comment 13 and continue to evaluate your analysis.
3.       We note your proposed revised disclosure in response to prior comment
13. Please further
         revise to clarify that cryptocurrencies received from your revenue arrangements are not an addition to operating activities; rather, an adjustment to remove the noncash item.
l. Mining machines, page F-64

4.       We note your proposed revised disclosure in response to prior comment
14. Please
         address the following:

                In light of your reassessment of the accounting for Cloud Hosting arrangements as noted in response to prior comment 19, please explain the type of arrangements in which the sales of mining machines to customers are recognized at the point in time when control of the mining machines is transferred to the customer upon deployment of the mining machines;

                Please clarify what you consider to be the amount of promised consideration to which the Group is expected to be entitled; and

                Please tell us the nature of amounts collected on behalf of third parties that are excluded from revenue and cite the guidance that supports your accounting.
5. In response to prior comment 14, we note that you reassessed and concluded the sale of mining machines should be accounted for in accordance with IFRS 15. Please provide us with a reevaluation of your classification of the cash flows related to proceeds from the sale of mining machines and cash outflows for the purchase of mining machines as cash flows from investing activities and cite the guidance that supports your accounting.
o. Revenue recognition, page F-65

6. We note your proposed revised disclosure in response to prior comment 18 regarding proprietary mining arrangements. Consistent with your January 24, 2022 response to prior comment 45, please also indicate the relative amount of the transaction verification
       fees.LastNameLinghui Kong
FirstName
Comapany
7.          NameBitdeer
       We note           Technologies
                your responses to prior Group
                                        comments 15, 16, 17, and 19 regarding
Cloud Hash Rate
May 10,and  Cloud
         2022     Hosting
               Page 2     arrangements and continue to evaluate your analysis.
FirstName LastName
 Linghui Kong
FirstName  LastNameLinghui
Bitdeer Technologies Group Kong
Comapany
May        NameBitdeer Technologies Group
     10, 2022
May 10,
Page 3 2022 Page 3
FirstName LastName
8. We note your proposed revised disclosure of the Cloud Hosting accounting policy in response to prior comment 19 indicating revenue is recognized ratably over the term of the service. Please elaborate on the period over which revenue is recognized. In this regard, we note that the upfront payment is for the promise to provide the computing power generated from specified mining machines over the life of the mining machines and
         the hosting fees are based on the customer   s consumption of
electricity every ten days.
Note 19. Subsequent Events, page F-91

9. We note that you have entered into a loan agreement for 30 million USDC and purchased a short-term wealth management product in the amount of 30 million USDT. Please explain how you are accounting for these transactions and cite the literature that supports your accounting. Describe the material rights and obligations of both parties to the loan and the investment. In addition, please explain how the transactions are reflected in each of your financial statements.
       You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff
Attorney, at (202) 551-5997 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Will Cai